EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604 682 3701 F (604) 682 3600 avino.com

June 20, 2023

AVINO REPORTS VOTING RESULTS OF ITS 2023 ANNUAL GENERAL MEETING

AND APPOINTS NEW DIRECTOR

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to report that at the Annual General Meeting of shareholders (“AGM”) of the Company held on June 20, 2023, all resolutions proposed to shareholders were duly passed. 1,785,687 common shares of the Company, representing approximately 1.5% of the Company’s issued and outstanding common shares as at the record date were voted.

The following briefly describes the matters voted upon and the outcome of the votes at the meeting:

1. Setting the Number of Directors at Five

According to proxies received and a vote conducted by a show of hands, the resolution regarding the setting of the number of Directors at five was passed as follows:

Votes For	% For	Votes Against	% Against

1,041,047	97.47	27,006	2.53

2. Election of Directors

According to proxies received and a vote conducted by a show of hands, the following directors were elected to the board of directors of the Company as follows:

Director Nominee	Votes For	% For	Votes Withheld	% Withheld

Ronald Andrews	885,348	98.90	9,808	1.10
Peter Bojtos	780,884	87.23	114,272	12.77
David Wolfin	882,758	98.61	12,398	1.39
Jasman Yee	773,768	86.44	121,388	13.56
Carolina Ordoñez	874,997	97.75	20,160	2.25

3. Appointment and Remuneration of Auditors

According to proxies received and a vote conducted by a show of hands, the resolution regarding the appointment and remuneration of Deloitte LLP, as Auditors of the Company was passed as follows:

Votes For	% For	Votes Withheld	% Withheld

1,045,739	97.91	22,314	2.09

June 20, 2023 - Avino Silver & Gold Mines Ltd. – News Release

AVINO REPORTS VOTING RESULTS OF ITS 2023ANNUAL GENERAL MEETING

AND APPOINTS NEW DIRECTOR

The Board of Directors appreciate the support of our shareholders.

Appointment of New Director

Avino is pleased to announce the appointment of Carolina Ordoñez to its Board of Directors, as an additional director, effective today.

Carolina Ordoñez is the recipient of the Top 10 Most Influential Hispanics in Canada, has over 15 years of experience in the resource sector as a liaison between Governments, Corporations, Mining subsidiaries, Communities, and Investors, with extensive experience in different regions around the world, including Durango, Mexico. Former roles include Executive Member of the Vancouver branch of Women in Mining.

Native Spanish speaker, Carolina is actively dedicated to promoting Latin-American culture and an influential member of the community. She has led the Board of various not-for-profit organizations and sits on the board of The Karina LeBlanc Foundation.

Carolina holds a global designation in International Trade Business and International Commerce from the British Columbia Institute of Technology and a Diploma in Global Business and Politics from the Yale School of Management.

“We are delighted to welcome Carolina Ordoñez as a member of the Board,” said Peter Bojtos, Chairman of the Board. “Carolina will be an excellent addition to the Avino Board with her diverse background and experience as we continue on our clear path to transformational growth.”

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the La Preciosa property. Avino currently controls mineral resources, as per NI 43-101, that total 368 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin President & CEO Avino Silver & Gold Mines Ltd.